Exhibit 8.1

Subsidiaries of the Company

Name	Jurisdiction of Incorporation
TransAtlantic Petroleum (USA) Corp.	Colorado

TransAtlantic Worldwide, Ltd.	Bahamas

TransAtlantic Worldwide Romania SRL	Romania

TransAtlantic North Sea , Ltd.	Bahamas

TransAtlantic Turkey, Ltd.	Bahamas

TransAtlantic Maroc, Ltd.	Bahamas

TransAtlantic Petroleum Cyprus Limited	Cyprus